UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Intra-Asia Entertainment Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46115X 10 2

(CUSIP Number)

May 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☐ Rule 13d - 1(b)
          ☒ Rule 13d - 1(c)
          ☐Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46115X 10 2		13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yang Chuang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,562,195*
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 9,562,195*
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,562,195*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.50%**
12	TYPE OF REPORTING PERSON* IN
* Mr. Chuang is the beneficial owner of such shares by virtue of his 100% ownership of Leguna Verde Investments Ltd., a British Virgin Islands company.
** Based on 147,008,331 shares of Intra-Asia Entertainment Corporation issued and outstanding as of May 14, 2007.

Item 1(a)          Name of Issuer:

Intra-Asia Entertainment Corporation

Item 1(b)          Address of Issuer’s Principal Executive Offices:

07 Floor E-Wing Center,
No. 113 Zhichunlu,
Haidan District,
Beijing, China 100086

Item 2(a)          Name of Person Filing:

Yang Chuang

Item 2(b)          Address of Principal Business Office or, if None, Residence:

1-2-302, No.23 Baizhuizijia, Haidian District, Beijing.

Item 2(c)          Citizenship/Place of Organization:

People’s Republic of China

Item 2(d)          Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)          CUSIP Number:

46115X 10 2

Item 3           Not applicable.

Item 4           Ownership.

(a)	Amount Beneficially Owned: 9,562,195

(b)	Percent of Class: 6.50%

(c)	Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:  9,562,195

(ii)     shared power to vote or to direct the vote:  Not applicable.

(iii)    sole power to dispose or to direct the disposition of:  9,562,195

(iv)    shared power to dispose or to direct the disposition of:  Not applicable.

Item 5              Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8             Identification and Classification of Nembers of the Group.

Not applicable.

Item 9             Notice of Dissolution of Group.

Not applicable.

Item 10           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2007

/s/ Yang Chuang
Name: Yang Chuang